Peter J. Falconer Associate General Counsel, Corporate Securities Tel: 312.621.8086 Fax: 312.499.7265 peter.falconer@gatx.com

November 9, 2012

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GATX Corporation

Form 10-K for the year ended December 31, 2011

Filed February 24, 2012

File No. 001-02328

Dear Ms. Cvrkel:

On behalf of GATX Corporation (“GATX” or the “Company”), I am submitting our responses to the comment letters dated September 27, 2012 and October 11, 2012, respectively, addressed to Mr. Robert C. Lyons. The comments in your letter are duplicated below and are followed immediately by the Company’s responses.

From the SEC Staff Letter dated September 27, 2012

Form 10-K for the Year Ended December 31, 2011

Consolidated Statements of Comprehensive Income, page 53

1.

We note from your response to our prior comment 2 that you continue to believe that disaggregating your full-service lease revenue into an arbitrary allocation among lease and maintenance elements is inconsistent with how the full-service leasing market operates and how you manage the business and your portfolio of rail assets. We note your disclosure that your extensive maintenance network is not indicative of a separate service element (with an associated revenue stream) embedded in your full-service leases. However, the fact remains that, under your full-service leases, you are obligated to incur substantial amounts of executory costs related to maintenance, taxes and insurance on your fleet, and that such executory costs appear to be effectively “reimbursed” by your customers as part of the full-service lease rate. We note from your response that you view your maintenance network primarily as a cost of supporting your full-service leasing business, not as a source or foundation for incremental revenue. If this means that you consider your management of executory costs across your entire fleet to be costs of ownership and not a separate profit center or income-producing activity, then you should clarify your disclosures in this regard.

Division of Corporation Finance

Securities and Exchange Commission

November 9, 2012

At a minimum, we suggest you (i) indicate on the face of your Statements of Comprehensive Income that lease income includes amounts related to executory costs, (ii) present such executory costs related to lease income on the face of your Statements of Comprehensive Income, with separate line items for maintenance expense and for other executory costs, such as taxes and insurance on your fleet, and (iii) expand the disclosure with respect to your accounting policy for revenue recognition to explain why you cannot separate the executory costs from the lease payment based on observable stand-alone prices, and to state the fact that your method of recognizing revenue on a straight-line basis may not coincide with the performance of maintenance services. If you don’t view the portion of your revenue related to executory costs as essentially a reimbursement of those executory costs necessary to provide your customers with a fully-operational asset over the lease term, then we continue to believe that your full-service leases represent multiple-element revenue arrangements, and that Rule 5-03(b)(1) of Regulation S-X requires the presentation of the rental income and service revenue components of your full-service leases on a separate and disaggregated basis. Please revise, as appropriate.

We respectfully direct the Staff to our response dated July 10, 2012, in which we describe the management of executory costs inherent in our full-service leases as relating to the ownership of the underlying assets, rather than a substantial service (as discussed in the Basis for Conclusion of EITF Issue 01-8, “Discussing Whether an Arrangement Is a Lease”). We do not consider these executory costs associated with our full-service leases to be a separate profit center or income-producing activity. Further, we reviewed the guidance in ASC 840-10-15-19, which provides for separating the consideration called for by the arrangement into (a) amounts for the lease, including the related executory costs and profits thereon and (b) amounts for other services. Based on the foregoing authority and given that our full-service leases are marketed, priced and managed as full-service lease contracts and that executory costs are not a separate income producing activity, we do not believe our full-service leases represent a multiple element revenue arrangement subject to the presentation requirements in Regulation S-X (“S-X”) Rule 5-03(b)(1).

As suggested by the Staff, we will expand our accounting policy disclosures in future filings to clarify the accounting for these amounts in our financial statements. Specifically, we will revise our revenue recognition accounting policy disclosure along the lines of the following:

Revenue from full-service leases includes amounts related to executory costs (e.g., maintenance, insurance and ad valorem taxes). These full-service leases are priced as an integrated service and GATX does not offer stand-alone maintenance service contracts. Thus, GATX is unable to separate these executory costs from the lease payments based on observable stand-alone data. Operating lease revenue, including amounts related to executory costs, is recognized on a straight-line basis over the term of the underlying lease. As a result, lease revenue may not be recognized in the same period as maintenance and other executory costs, which are expensed as incurred.

In addition, pursuant to the guidance in S-X Rule 5-03(b), we will present separate line items for maintenance expense and other executory costs on the face of the Statement of Comprehensive Income when material. We note that maintenance expense is already presented as a separate line item and that recognized expenses for insurance and ad valorem taxes were each less than 10% of total expenses in 2011 and 2010.

Division of Corporation Finance

Securities and Exchange Commission

November 9, 2012

We believe these revised disclosures, combined with the note at the bottom of our financial statements that references our accompanying footnotes as an integral part of the financial statements, will appropriately clarify GATX’s accounting treatment of its full-service leases for investors. An additional indication on the face of the Statement of Comprehensive Income is not required by GAAP and would be redundant. Therefore, we do not believe it is necessary to include such an indication on the face of the Statements of Comprehensive Income, particularly given the revisions discussed above.

2.	We note from your response to our prior comment 3 that, for internal management purposes, you differentiate costs that reflect an indication of capital employed or costs to acquire an asset (e.g., depreciation, interest, operating lease expense) from costs that are more operational in nature (e.g., insurance, taxes, maintenance and other expenses). However, although maintenance, insurance and taxes are not costs of capital or acquisition costs, they are still considered a type of ownership costs. In separately disclosing only certain costs as ownership costs on your Consolidated Statements of Comprehensive Income, it implies that other costs outside of this separate category are not ownership costs. We note that, for internal management purposes, you differentiate costs along functional lines by classifying ownership costs into two separate categories and you apply this reporting presentation to each of your business segments. The reporting for internal management and its related business segment reporting can create differences on how information is presented on the face of the consolidated financial statements. Specifically, the guidance in ASC 280-10-50-29 provides for differences between the measurement of reportable segment amounts and the public entity’s consolidated financial statements. In this regard, the nature of any differences between the measurement of reportable segment amounts and its reporting in the consolidated financial statements should be clearly described in the segment note so investors are provided with the necessary information for an understanding of the reported segment information. We believe that your current presentation of a separate ownership cost category that does not include all types of ownership costs should be revised to eliminate the separate categories and subtotal amounts for both “total ownership costs” and “total other costs and expenses” on the face of your Consolidated Statements of Comprehensive Income. In addition, as Rule 5-03(b)(8) of Regulation S-X provides for the classification of interest expense below operating costs and expenses, it appears maintenance expense and the other operating costs should precede the reporting of these financing costs (interest expense) on your Consolidated Statements of Comprehensive Income. Please revise, as appropriate.

In future filings, we will remove the references to ownership costs on the face of our Consolidated Statements of Comprehensive Income and revise the presentation and ordering of line items such that maintenance expense and other operating costs will precede interest expense. Please see Exhibit 1 for an indicative revised presentation of our Statement of Comprehensive Income.

3.	On a related matter, if you wish to discuss how you differentiate costs for internal management purposes, we suggest you present a supplemental discussion in your MD&A. This discussion would be consistent with one of the principal objectives of MD&A, which is to enable investors to see the company through the eyes of management. Please revise, as appropriate.

Division of Corporation Finance

Securities and Exchange Commission

November 9, 2012

With regard to the changes noted in comment 2 above, we will revise our MD&A in future filings, as appropriate, to remove references to “ownership costs” or otherwise describe how these costs are differentiated for internal management purposes.

Consolidated Statements of Comprehensive Income, page 53

4.	In the first sentence of your response to our prior comment 4, you indicate that the Staff has noted that your affiliate assets are substantially dissimilar to the assets owned and managed in the Portfolio Management segment. However, we stated that there were substantial dissimilarities between your joint venture affiliates in this segment and your core business. We were referring to your core business of leasing major types of railcars and operating vessels that transport dry bulk commodities. This represents the integral and central activities that encompass most of the revenues, expenses, assets and liabilities in your consolidated financial statements. As such, we continue to believe that these diversified affiliate investment assets are substantially dissimilar from your underlying core business. You provide that these diversified investments, both by asset type and industry served, share a common underlying attribute that they are all long-lived widely used assets and are managed together as a portfolio of diversified investments. As such, it appears you believe that your reporting methodology is consistent with the exception provided in Regulation S-X for an alternative presentation. Although investments may share a common attribute of being long-lived, widely used assets and are managed together in a portfolio, we do not believe this provides sufficient basis for an alternative presentation as provided in the guidance in Rule 5-03(b)(12) of Regulation S-X. Due to the dissimilarities in risks and industries involved from your underlying core and central operations and the diversity of these investments, these circumstances do not appear to justify a different and alternative presentation. Your response states that “the inclusion of affiliates’ earnings in the Portfolio Management segment and our current presentation of reporting such amounts on a pre-tax basis within the Income section of your Statement of Comprehensive Income reflects the significance of our affiliates’ contribution to GATX’s overall performance and is consistent with the way we view and manage our business.” The way you manage the business and report within your business segment financial information can create differences from how information is presented on the face of the consolidated financial statements. Specifically, the guidance in ASC 280-10-50-29 provides for differences between the measurement of reportable segment amounts and the public entity’s consolidated financial statements. In this regard, the nature of any differences between the measurement of reportable segment amounts and its reporting in the consolidated financial statements should be clearly described in the segment note so that investors are provided with the necessary information for an understanding of the reported segment information. Please revise, as appropriate.

We continue to believe, based on the factors previously provided to the Staff, that our current presentation of income from affiliates is appropriate and in accordance with the alternative presentation as provided in Rule 5-03(b)(12). Specifically, our Portfolio Management segment represents a collection of diversified investments in (non-rail) long-lived assets and joint ventures that operate long-lived assets. We regard the Portfolio Management affiliate investments as extensions of our Portfolio Management segment operations just as our Rail affiliate investments are extensions of our Rail segment operations. However, in response to the Staff’s concerns, in future filings, we will revise our Statement of Comprehensive Income to present income from all affiliates on an after-tax basis, below income taxes. See Exhibit 1 for an indicative revised presentation of our Statement of Comprehensive Income.

Division of Corporation Finance

Securities and Exchange Commission

November 9, 2012

5.	We note from your response to our prior comment 5 that you continue to believe that your current presentation of gains realized on asset sales within revenue is appropriate, and that your remarketing income is the result of meaningful business efforts. However, although you may devote significant resources to actively managing your portfolio of assets by regularly performing a “buy, hold or sell” analysis for such assets, we do not believe that the distinct and significant revenue producing activity for these assets result from their sale, but rather from the significant revenues generated from your ongoing major or central activity of leasing those assets for extended periods. In addition, you have not provided any specific accounting literature that clearly supports your current position that two different revenue streams can be recognized under these circumstances. As such, for financial reporting purposes, we continue to believe that it would be inappropriate to recognize two different revenue streams (i.e., leasing of asset and sale of asset) from that same asset. From your response to our prior comment 6, we note that you now agree that scrapping gains, which result from the disposal of railcar assets at the end of their useful lives, are peripheral or incidental transactions and will no longer be reported as revenues. It appears that your scrapping gains result from some type of sale of the assets, as a gain can only result from the receipt of proceeds or some consideration as part of the disposal transaction. Absent a sales transaction, scrapping would result only in a loss. Therefore, for financial reporting purposes, it appears inconsistent to differentiate and recognize either a gain/loss or revenues in a statement of operations dependent on whether (i) an asset is sold at the end of its useful life; or (ii) an asset is sold prior to the end of its extended lease term. In this regard, it is unclear how the financial statements would clearly convey appropriate financial reporting where one asset is sold shortly before the end of a lease and results in revenues and another asset is sold at the end of a lease and a gain/loss is recognized on that transaction. In this regard, if an asset has been used in operating activities for an extended period, we do not believe that the timing of an asset sale should result in differences in financial reporting. For long-lived revenue producing assets, its depreciation is based on the assets estimated useful life as well as its salvage value (i.e., the amount one expects to receive upon selling the asset at the end of its useful life). If these estimates were precise or continually revised based on new information available, there would be no gain or loss on the ultimate disposition of the asset. A gain or loss upon disposition can be viewed as a revision or “true-up” of those prior estimates. As such, in these circumstances, it does not appear appropriate to recognize the gain (or loss) upon sale as a “revenue” producing element when the major or central function of that operating asset is a completely separate and distinct revenue activity. You note that presenting leased assets as operating assets on the balance sheet further supports your classification of these gains as operating revenue, rather than incidental activity as discussed in paragraphs 86-88 in FASB Concept Statement 6. We believe that the balance sheet classification as an operating asset is appropriate solely for how the asset is primarily used in its major or central activity. Otherwise, an asset would be classified as inventory if the entity’s sole activity is selling assets or classified as held for sale if it was used primarily in a different major or central activity and then subsequently held out for sale. You also state that some level of remarking income is anticipated by investors each year and it is a noteworthy item in your earnings releases and analysts calls. Investors can still anticipate this type of income and we encourage your continued discussion of this item in your earnings releases and analysts calls. However, our concerns solely relate to its position (i.e., presentation and classification) in your Consolidated Statements of Comprehensive Income. The classification of this income as a component of operating income, rather than revenue, would not affect its caption. Please revise.

Division of Corporation Finance

Securities and Exchange Commission

November 9, 2012

In future filings, we will report gains (losses) on asset dispositions (including remarketing income and scrapping gains) as part of Other Income (Expense), rather than revenue. See Exhibit 1 for an indicative revised presentation of our Statement of Comprehensive Income. As the Staff suggests, we will continue to provide disclosure and discussion of these amounts in our earnings releases, analyst calls, MD&A and segment financial statements.

Note 5. Leases, page 62

6.	We note from your response to our prior comment 7 that, although you will revise your footnote presentation to clarify that your minimum future lease receipt amounts include executory costs, you believe that disclosure of the aggregate amounts representing these executory costs is not applicable. However, since the definition of “minimum lease payments” in ASC 840-10-25-1(d) excludes executory costs, and since you include executory costs in the table on page 63, we believe it would be appropriate to disclose the amount of your minimum lease receipts that relate to executory costs. If you view the portion of your lease receipts related to executory costs as essentially a reimbursement of those executory costs necessary to provide your customers with a fully-operational asset over the lease term, we would not object if you provided an estimate (presumably based on historical experience) of the portion of your minimum future lease receipts in the table on page 63 that relates to executory costs. In this regard, in a footnote to the table, please include (i) a description of the assumptions underlying your estimate of the portion of your minimum future lease receipts that relates to executory costs, and (ii) a cross reference to your expanded disclosure with respect to your accounting policy for revenue recognition that explains why you cannot separate the executory costs from the lease payment you receive from your customers.

Our table of future lease receipts attributable to operating leases in Note 5 to our financial statements is based on the guidance provided in ASC 840-20-50-4(b), which requires disclosure of “minimum future rentals on noncancelable leases” in aggregate and for each of the five succeeding years. We do not believe that the term “minimum future rentals” is the equivalent of the term “minimum lease payments”, which relates specifically to determining lease classification. We note that Example 1 in ASC 840-10-55-47 makes no mention of a separate disclosure of the executory costs included in future operating lease payments. As a result, we do not believe that the disclosures noted above are required by GAAP. In order to clarify the amounts included in the footnote presentation, in future filings, we will explain that future lease receipts from noncancelable operating leases include executory costs in the case of our full-service leases.

Note 23. Financial Data of Business Segments, page 92

7.	We have reviewed your response to our prior comment 8 as well as the supplemental segment reports that were furnished to us. For the Portfolio Management segment, we note the CODM is provided with the following separate and detailed information on your affiliate investments:

•	Consolidated Income statement by month, quarter and fiscal year that includes the share of affiliates earnings each period;

•	Joint Venture data that details the consolidated segment amount into the separate amount of joint venture income (affiliate earnings) for each of the affiliates in the segment;

Division of Corporation Finance

Securities and Exchange Commission

November 9, 2012

•	Joint Venture Income Trend data that details each of the separate affiliates’ share of earnings in each individual month of the fiscal year;

•

Joint Venture Income data that details each of the separate affiliates’ share of earnings by current quarter and annual period with comparison data to the prior quarter in the current fiscal year as well as for the corresponding preceding fiscal year (i.e. quarter and annual) periods, respectively;

•	Joint Venture Income analysis that describes reasons for actual vs. plan variances (both favorable and unfavorable) in affiliate earnings for each separate affiliate investment; and

•	The investment balance of each affiliate being summarized into its various components (i.e. contributions, distributions, cumulative income, etc.).

We also note from your response that the CODM is on GATX’s Investment Committee and ultimate decisions regarding affiliate investment resource allocations, including additional investments or changes in the investor-investee relationship, are subject to the approval of GATX’s Investment Committee in excess of certain dollar thresholds. In addition, you state that the Investment Committee meets on an as-needed basis to consider affiliate matters with the manager responsible for the affiliate. Based on the detailed and separate joint venture income information for each of your individual affiliates that is set forth in the Portfolio Management segment reports provided to the CODM and the CODM’s involvement on the GATX Investment Committee, it appears that the equity method affiliate investments meet the definition of an operating segment under the guidance in ASC 280-10-50-1 and ASC 280-10-55-2, respectively. As such, it appears that your affiliate company investments accounted for on the equity method should be disaggregated from your current reportable business segments and reported within their own separate business segment. Please revise. In this regard, please make all appropriate revisions to the discussion of segment information in your MD&A to provide investors with a complete understanding of your equity method affiliates and the related affiliate earnings.

Based on our telephone call with the Staff on October 23, 2012, we understand that the Staff would accept the current presentation of our Portfolio Management segment information if accompanied by modified disclosures characterizing this segment as an aggregation of affiliate investments and other assets directly owned by GATX. We further understand that the Staff believes that if at some point in the future, the directly owned Portfolio Management assets exceed the quantitative thresholds in ASC 280-10-50-12, we will be required to evaluate them as potentially a separate reportable segment, including application of the aggregation criteria of ASC 280-10-50-11, as applicable.

While we continue to believe that our Portfolio Management segment represents a single operating segment, we observe that the above approach results in substantially the same presentation as we currently provide. We also believe that presenting the Portfolio Management joint venture information in the same column as the other Portfolio Management assets provides the most useful presentation for investors. As a result, we will revise the disclosures that accompany our segment information accordingly, while continuing to present all Portfolio Management segment information in a single column in our segment footnote.

Division of Corporation Finance

Securities and Exchange Commission

November 9, 2012

Note 23. Financial Data of Business Segments, page 92

8.	Reference is made to the supplemental reports that were furnished to the Staff. Within your Rail business segment, we note that the reports provided to the CODM included detailed financial information on a separate and similar basis for both North America and Europe. In this regard, this detailed and separate financial information for North America and Europe reconciles to the consolidated Rail business segment financial information. As such, it appears that both the North America and Europe regions represent separate operating segments under the guidance in ASC 280-10-50-1. From the financial information provided in the segment reports, it appears that each of these respective regions meet the quantitative thresholds for reporting separate information under the guidance in ASC 280-10-50-12. Presumably, you believe that both of these individual and separate regions should be aggregated (and not reported separately) under the guidance in ASC 280-10-50-11. However, we note that the respective segment profit margins relative to Gross Income (i.e., Segment Profit/Gross Income) of the North America and Europe regions materially differ from each other in both fiscal years 2011 and 2010, respectively. We also note the Europe region’s segment profit margin (%) changed materially in fiscal 2011 as compared to fiscal 2010 and on a disproportionate basis to the change in segment profit margin (%) generated by the North America region for the same period. Specifically, with respect to these material differences, it also appears that the ownership costs and maintenance expense as a percentage of each region’s gross income vary significantly. Based on this financial information, it appears that the North America and Europe regions do not have sufficiently similar economic characteristics to be aggregated into one reportable business segment. As such, it appears you should revise your segment reporting to disaggregate the North America and Europe Rail regions into their own separate reportable business segments. In this regard, please make all appropriate revisions to the discussion of segment information in your MD&A to provide investors with a full understanding of your Rail businesses in North America and Europe.

As noted by the Staff, we identified Rail Europe and Rail North America as operating segments and aggregated them pursuant to the guidance in ASC 280-10-50-11, which provides that operating segments may be aggregated if the segments have similar economic characteristics and if the segments are similar in the following areas:

a.	nature of the products and services;

b.	nature of the production processes;

c.	type or class of customer for their products and services;

d.	methods used to distribute their products or provide their services; and

e.	if applicable, the nature of the regulatory environment (e.g., banking, insurance, or public utilities).

Our Rail North America and Rail Europe segments have similar economic characteristics and have generally exhibited similar long-term performance. While the Staff used “segment profit margin (%)” (Segment profit/Gross income) in its analysis of economic similarity, we do not use such a metric in our internal reporting. As our business is highly transactional and investment-based, we believe the most appropriate analysis of economic similarity focuses on long-term trends in segment profit return on investment (Segment Profit/Segment Equity).

Division of Corporation Finance

Securities and Exchange Commission

November 9, 2012

The financial performance of Rail North America and Rail Europe in any particular period may not be substantially similar due to various factors which could affect any subset of our fleet, such as the timing of remarketing income and maintenance events, and customer-specific issues. However, since 2006, the average segment profit return on investment for our Rail North America and Rail Europe segments has been comparable. Similarly, fleet utilization, a primary non-financial driver of our business, shows a comparable trend between Rail North America and Rail Europe over the same time horizon. Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we will supplementally provide the Staff with a table and graphs illustrating these trends. (We respectfully request that the table and the graphs be returned to GATX upon our request, consistent with the requirements of Rule 12b-4, and will separately request confidential treatment for this information pursuant to SEC Rule 83, 17 CFR § 200.83.)

In addition to having similar economic characteristics, Rail North America and Rail Europe are qualitatively similar. Both segments provide similar services (railcar leasing) to similar classes of customers (shippers of chemical, petroleum, and food products as well as railroads) through a similar process. Both segments are subject to various rules and regulations promulgated by the applicable transportation and railway authorities. We also note that historically, both Rail North America and Rail Europe have reported to a single segment manager, who, in turn, reported to the CODM. For these reasons, we believe Rail North America and Rail Europe have been appropriately aggregated into a single Rail operating segment in accordance with the guidance in Topic 280.

While we believe the aggregation criteria for Rail North America and Rail Europe will continue to be met, we have been working on revising our segment reporting and related disclosures since June, to disaggregate Rail North America from other international railcar leasing operations to better reflect GATX’s increasing focus on international rail growth and recent changes to our management structure. Under the new management structure announced in our June 12, 2012 press release, GATX appointed James F. Earl as Executive Vice President and President – GATX Rail International. In that role, Mr. Earl continued to have oversight of Rail Europe and assumed responsibility for GATX India and all other emerging international rail markets. As a result of Mr. Earl’s appointment, two other North American rail executives assumed responsibility for managing Rail North America. Although we believe, for all of the reasons noted above, that aggregation of Rail North America and Rail Europe will continue to be appropriate under the new reporting structure, we have elected to disaggregate Rail North America in our future filings because we believe that the revised presentation will be more beneficial to our investors as our focus on international markets grows over time.

From the SEC Staff Letter dated October 11, 2012

Item 8. Financial Statements and Supplementary Data, page 51

Affiliated Companies

1.

In our conversation with your representatives on October 9, 2012, we discussed your affiliated companies accounted for using the equity method. In this regard, based on the table in Note 6, we note that your pre-tax share of affiliates’ net earnings in your Portfolio Management segment of $36.2 million comprised over 24% of your consolidated pre-tax earnings of $148.2 million for the year ended December 31, 2011. Also, based on the supplemental information you provided to us with your letter dated August 28, 2012, it appears that substantially all of your pre-tax share of affiliates’ net earnings in your Portfolio Management segment is attributable to your share of the earnings of a single

Division of Corporation Finance

Securities and Exchange Commission

November 9, 2012

affiliated company. As such, and in light of the financial statement requirements set forth in Rule 3-09 of Regulation S-X, please provide us with your analysis of the significance of this affiliated company using the income test described in Rule 1-02(w)(3) of Regulation S-X. In your response, please include detailed computations of the aforementioned income test.

We performed the investment and income tests described in S-X Rule 1-02(w) and found that none of our affiliate entities met the significance criteria at the 20% level. We applied the test at the individual investee level, which is consistent with our understanding of the requirements in S-X Rule 3-09 and the guidance from the Staff in the Division of Corporation Finance Financial Reporting Manual (“FRM”).

We understand from our telephone call on October 23, 2012, that the Staff believes that affiliates under common control should be aggregated for purposes of applying the S-X Rule 3-09 test. However, we note the following:

•	S-X Rule 3-09 makes no reference to combining investees that may be “related” for purposes of determining whether separate financial statements are required.

•	S-X Rule 3-05 applies to businesses that are acquired and requires that related businesses acquired in the same periods be combined for purposes of performing the S-X Rule 1-02(w) significance tests.

•

Section 2415 of the FRM provides that S-X Rule 3-09 allows for (but does not require) the presentation of combined or consolidated financial statements (where appropriate) if financial statements are required for two or more investees.

As a result, we believe we have appropriately applied the significance test at the individual investee level for purposes of applying S-X Rule 3-09. Pursuant to Exchange Act Rule 12b-4, we will supplementally provide the Staff with our detailed computations of both of the required S-X Rule 3-09 tests as well as additional information regarding certain affiliate investments as requested by the Staff during our telephone call on October 23, 2012. (We respectfully request that these computations be returned to GATX upon our request, consistent with the requirements of Rule 12b-4, and will separately request confidential treatment for this information pursuant to SEC Rule 83, 17 CFR § 200.83.)

2.	In addition, we note that you have presented summarized financial information regarding your affiliates on an aggregated basis in Note 6. In this regard, if any of your affiliated companies meet the criteria for significance at the 10% level using the tests described in Rule 1-02(w) of Regulation S-X, summarized financial information should be presented individually in accordance with Rule 4-08(g) of Regulation S-X. Please advise.

We performed the significance tests in accordance with S-X Rule 4-08(g) and S-X Rule 1-02(w) for each of our affiliates and concluded that two of our affiliates met the criteria for significance at the 10% level. S-X Rule 4-08(g) provides that the required summarized financial information may be presented individually or on an aggregated basis. In addition, the guidance included in Section 2420.3 of the FRM states that once significance for any individual affiliate exceeds 10%, the required financial information for all affiliates must be disclosed. Further, FRM Section 2420.4 provides that the summarized financial data may be aggregated for all investees. Accordingly, we believe our disclosure in Note 6, which reflects the aggregated financial information for all of our affiliates, is presented in accordance with S-X Rule 4-08(g). Pursuant to Exchange Act Rule 12b-4, we will supplementally provide the Staff with our detailed computations of all of the required Rule 4-08(g) tests. (We respectfully request that these computations be returned to GATX upon our request, consistent with the requirements of Rule 12b-4, and will separately request confidential treatment for this information pursuant to SEC Rule 83, 17 CFR § 200.83.)

* * * * *

Division of Corporation Finance

Securities and Exchange Commission

November 9, 2012

In responding to the Division’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the Company’s responses, or if you require any additional information, please call me at (312) 621-8086.

Sincerely yours,

/s/ Peter J. Falconer

Associate General Counsel,

Corporate Securities

Division of Corporation Finance

Securities and Exchange Commission

November 9, 2012

Exhibit 1

GATX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(In millions, except per share data)

Revenues
Lease revenues
Marine operating revenues
Other revenue
Total Revenues

Expenses
Maintenance expense
Marine operating expense
Depreciation
Operating lease expense
Other operating expense
Selling, general and administrative
Total Expenses

Other Income (Expense)
Gain (loss) on asset dispositions
Interest expense, net
Other income (expense)

Income before Income Taxes and Share of Affiliates’ Earnings

Income Taxes
Share of affiliates’ earnings (net of tax)

Net Income

Other Comprehensive Income, net of taxes
Foreign currency translation adjustments
Unrealized (loss) gain on securities
Unrealized gain (loss) on derivative instruments
Post-retirement benefit plans
Other comprehensive income (loss)
Comprehensive Income (loss)

Per Share Data
Basic
Average number of common shares (in millions)

Diluted
Average number of common shares and common share equivalents (in millions)

Dividends declared per common share

The accompanying notes are an integral part of these consolidated financial statements.